February 12, 2014

To whom it may concern:

Under the section titled "General" we have added the following language "The Fund's Advisor and Administrator is Investment Research Corporation, 1636 Logan Street, Denver, CO 80203.
The Fund's Underwriter is World Capital Brokerage, Inc., 1636 Logan Street, Denver, CO 80203."
In that same section titled "General" the line concerning outstanding shares has been amended to read "On the record date, outstanding shares of the Fund's common stock for Class A was 1,491,796. Class B was 79,760, Class C was 701,089, Class D was 1,595,884, Class E was 148,524 and Class F was 69,253
shares of common stock outstanding."

In Item One we have added the language "The management of the Fund believes that the business experience and educational background of the Fund's Directors and Officers set forth above make these individuals well qualified to serve the Fund in the positions that they hold. Specifically, Fund management believes that:
Timothy E. Taggart, President and Director, has held his securities license since 1987. His knowledge of the securities industry is vast as owner and president of World Capital Brokerage, Inc., a registered Broker Dealer, and owner and president of Investment Research Corporation, a registered Investment Advisor. Mr. Taggart is also a member of the Investment
Committee and a FINRA Arbitrator.
John Pasco III, Director, has extensive experience in the Securities industry as Treasurer and a Director of a mutual fund administrator, President and a Director of a FINRA Registered Broker Dealer, President and a Director of a mutual fund transfer and disbursing agent, President of two SEC Registered Investment Advisers, President and Director of an accounting firm, President and a Director of a registered investment company of World Funds, Inc.
Eddie R. Bush, Fund Independent Director and Audit Committee Chairman, is a Financial Expert as a result of his extensive experience in mutual fund accounting and auditing as a certified public accountant with his own local accounting business in Colorado.
Harold Rosen, Fund Independent Director, in his career as owner of Bi-Right Furniture Stores has gained valuable day-to-day experience in running a successful business.
Dr. Brian Brody, Fund Independent Director, in his position as a Doctor of Professional Psychology with his own local practice in Colorado is an intelligent individual that provides the Board with valuable insight and knowledge into human behaviors that could affect Business and Shareholder action.
Gerald Opalinski, Director, owner of Opal Financial Services, has been registered with FINRA since May of 2007. Besides his General Securities Representative license he also holds General Securities Principal, Financial and Operations Principal, Introducing BD/Financial Operations Principal, Municipal Securities Principal and Registered Options Principal licenses. Mark Bomber, Director, is a long time fight officer for United Airlines and holds a Bachelor of Business Administration in finance from Notre Dame. Darrell Bush, Director, is an accountant who offers the Fund, and the Audit Committee, his professional financial opinions."

The line regarding Mr. Opalinski as an interested person has been amended to read "Gerald Opalinski is a registered representative of World Capital Brokerage, Inc. which is the Fund's Underwriter."

Under Item Two we have added the following language "The current Investment Advisory Agreement last submitted for a proxy vote is dated January 22, 1988. The purpose of this agreement is for IRC to provide investment advice and recommendations to the American Growth Fund. IRC will also keep the Fund's board informed of the condition of the Fund as well as furnish statistical and analytical information and provide administrative and clerical functions to the fund."

Also under Item Two the following was amended "The Fund, and therefore, the Fund shareholders, pays the Fund's operating expenses including compensation and expenses for services rendered by associates of IRC for such services" to better reflect other terms of the agreement.

Also under Item Two the following language was added "IRC's Chief Compliance Officer and President is Timothy E. Taggart who is also a Director of IRC. Patricia A. Blum is IRC's Vice President. Michael L. Gaughan is a Vice President, Corporate Secretary and a Director of IRC; principal occupations stated as such. The address for all three is 1636 Logan Street, Denver, CO 80203."

Also under Item Two the following was added "In order to make an informed decision the board considered the nature, extent, and quality of the services provided by the Advisor, excessive fees, access services (quantitative as well and qualitative), experience of the staff, the costs of the services to be provided and profits to be realized by the Advisor from the relationship with the Fund, performance of the fund to its shareholders, Advisory fees, as well as the extent to which economies of scale would be realized if the Fund grows and whether advisory fee levels reflect those economies of scale for the benefit of the Fund's investors."

Also under Item Two the following text was amended to "The presence in person or by proxy of the holders of record of a majority of the outstanding shares of common stock of the Fund entitled to vote is required to constitute a quorum at the Special Meeting. A simply majority is required to pass each item."

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael L. Gaughan
Michael L. Gaughan
Corporate Secretary
American Growth Fund, Inc.